Exhibit 1

Media Relations Chito Maniago	Investor Relations Pierre Co
+632 849 3600 chito.maniago@cemex.com	+632 849 3600 pierre.co@cemex.com

CHP POSTS RECORD VOLUME SALES IN Q1 2018

•	Record sales volume posted in the first quarter behind strong demand

•	First quarter 2018 EBITDA highest since second quarter 2017

MANILA, PHILIPPINES. APRIL 27, 2018 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”)

(PSE: CHP), announced today that it posted higher operating EBITDA during the first quarter of 2018 compared to the past three quarters, driven by record quarterly domestic cement volume sales. For the first quarter, CHP cement sales volume picked up by 16 percent from the same period last year and were higher by 11 percent versus the fourth quarter of 2017.

This growth in volumes resulted to a 10 percent increase in net sales to P5.9 billion during the first quarter of the year from P5.4 billion in the same period in 2017. The company saw cost of sales also increasing, however, at a faster pace at 24 percent driven by higher fuel and power costs compared to the same period last year. This resulted in a first quarter EBITDA of P886 million, up by 41 percent from the fourth quarter of 2017 but down by 17 percent from the first quarter of last year.

After deducting financial expenses and higher unrealized foreign exchange losses, CHP’s net income was recorded at P100 million, down from P350 million during the same period last year.

Ignacio Mijares, President and CEO of CHP, said, “We are very focused on supplying the needs of the market, given the growing Philippine economy and what we believe will be a robust construction sector for many years to come. Our results showed our ability as a company to deliver on the country’s needs.”

“Strong local demand presents both opportunities and challenges for the industry. The execution of our expansion project, and the attainment of greater operational efficiencies will be important for us to continue growing,” Mr. Mijares added.

The company has embarked on debottlenecking activities this year to increase its annual throughput by half a million tons.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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